Catalyst Paper Corporation
2nd Floor - Lysander Lane
Richmond, British Columbia
Canada V7B 1C3

News Release

November 23, 2009

Catalyst Paper announces private exchange offer and consent solicitation for its 8 5/8% senior notes due 2011 (CUSIP No. 65653RAD5)

Richmond, BC – Catalyst Paper Corporation (TSX:CTL) today announced that it is offering to exchange its outstanding 8 5/8% Senior Notes due June 15, 2011 (the “Old Notes”) held by Eligible Holders (as defined below) for its new 10% Senior Secured Notes due December 15, 2016 (the “New Notes”), and shares of its common stock, no par value (the “Common Shares”). This is being done on the basis of the terms and conditions in the offering memorandum (the “Offering Memorandum”) and the accompanying letter of transmittal (the “Letter of Transmittal” and together with the Offering Memorandum, the “Offer Documents”).

For each U.S. $1,000 in principal amount of Old Notes tendered and accepted, Catalyst is offering:

•	U.S. $700 in principal amount of New Notes;

•	an Early Tender Premium of U.S.$25 in principal amount of New Notes to Holders who tender their Old Notes at or prior to 5:00 P.M., New York City time, on December 9, 2009, unless extended; and

•	269 Common Shares.

Assuming 100% participation in the exchange, the maximum aggregate principal amount of New Notes being offered in the exchange is U.S. $256,815,000, inclusive of the Early Tender Premium, and the maximum number of Common Shares being offered in the exchange is 95,287,332.

The New Notes will be secured on a first-priority basis by a security interest in (1) substantially all of Catalyst’s real property, plant and equipment at its Crofton, Elk Falls, Port Alberni and Powell River mill locations, (2) substantially all of Catalyst’s plant (leasehold interest only) and equipment at its paper recycling division and (3) other plant, property or equipment as Catalyst or the guarantors of the New Notes may acquire upon reinvestment of any proceeds of a permitted sale of collateral (subject to certain exceptions).

In conjunction with the Exchange Offer, Catalyst is also soliciting consents from the holders of the Old Notes to amend the terms of the indenture governing the Old Notes (the “Consents”) by, among other things, eliminating substantially all of the negative covenants contained in the indenture (other than the Liens, Sale of Assets and Change of Control Offer covenants), certain defaults and events of default and certain conditions to a legal or covenant defeasement, as well as modifying the definition of “Credit Facilities” in the indenture governing the Old Notes (collectively, the “Proposed Amendments”).  In order to participate in the Exchange Offer, an Eligible Holder must deliver a consent to the Proposed Amendments in respect of all Old Notes tendered.  Approval of the Proposed Amendments requires the consent of a majority of the Eligible Holders of the principal amount outstanding of the Old Notes (excluding any Old Notes held by Catalyst or its affiliates).

If the Exchange Offer is consummated, Catalyst intends to conduct a rights offering (the “Rights Offering”) pursuant to which Catalyst will distribute to its shareholders rights to purchase Common Shares for up to an aggregate subscription price of CDN$100 million. Catalyst’s largest shareholder, Third Avenue International Value Fund (“Third Avenue”), has agreed to participate in the Rights Offering and to oversubscribe in an amount not yet determined by it. Third Avenue has advised Catalyst that its participation in the Rights Offering will be subject to several conditions, including, among others, its reasonable satisfaction with the exercise price of the rights and the documentation evidencing its subscription obligations. Therefore, Third Avenue’s participation, if any, in the contemplated Rights Offering, and the terms and conditions of its participation, are not yet determined. Subject to reaching a satisfactory agreement with Third Avenue, it is Catalyst’s intention to commence the Rights Offering as soon as possible after the completion of the Exchange Offer and to distribute the rights to shareholders of record as of a date subsequent to the date Common Shares are issued to holders of Old Notes participating in the Exchange Offer.  The subscription price for a Common Share upon the exercise of a right has not been determined and will be determined by Catalyst based upon various factors, including the trading price of the Common Shares at the time the Rights Offering is commenced and discussions with Third Avenue. There can be no assurance that the Rights Offering will be commenced or consummated.

The Exchange Offer will be made, and the New Notes and Common Shares issued in connection with the Exchange Offer are being offered and will be issued, in transactions exempt from the registration requirements of the U.S. Securities Act of 1933, as amended (the “Securities Act”). Accordingly, the Exchange Offer is only being made to holders of Old Notes (i) that are both “qualified institutional buyers,” as that term is defined in Rule 144A under the Securities Act, and “accredited investors,” as that term is defined in Rule 501(a) under the Securities Act, or (ii) outside the United States, that are persons other than “U.S. persons,” as that term is defined in Rule 902 under the Securities Act, in offshore transactions in reliance upon Regulation S under the Securities Act (collectively, the “Eligible Holders”).  In Canada, the Exchange Offer will be made pursuant to the exemption from the prospectus and registration requirement found in S.2.14 of National Instrument 45-106 Prospectus and Registration Exemptions (“NI 45-106”).

The Exchange Offer will expire at 9 a.m., New York City time, on December 24, 2009, unless extended by Catalyst. Old Notes tendered and Consents delivered may be withdrawn and revoked at any time prior to 5:00 p.m., New York City time, on December 9, 2009 (such date and time, as it may be extended by Catalyst, the “Withdrawal Date”).  Old Notes tendered and Consents delivered after the Withdrawal Date may not be withdrawn or revoked.

As described more fully in the Offer Documents, the Exchange Offer is subject to certain conditions, which Catalyst may assert or waive, including the condition that Catalyst receive tenders and Consents in respect of at least 85% of the outstanding aggregate principal amount of the Old Notes and the receipt of required Toronto Stock Exchange approvals.

MacKenzie Partners, Inc. is serving as the information agent in connection with the Exchange Offer. Eligible Holders can contact the information agent to request the Offer Documents at (212) 929-5500 or toll free at (800) 322-2885. Offer Documents will only be provided to persons who can certify that they are Eligible Holders or that they are representatives acting on behalf of Eligible Holders. Genuity Capital Markets is acting as financial adviser to Catalyst.

The New Notes and Common Shares to be issued in connection with the Exchange Offer will not be registered with the United States Securities and Exchange Commission under the Securities Act or the securities laws of any other jurisdiction and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements.

THIS RELEASE DOES NOT CONSTITUTE AN OFFER, OR THE SOLICITATION OF AN OFFER, TO BUY OR SELL ANY SECURITY OR TO SUBSCRIBE TO THE RIGHTS OFFERING. THIS RELEASE ALSO IS NOT A SOLICITATION OF CONSENTS TO THE PROPOSED AMENDMENTS TO THE INDENTURES.  OFFERS IN CONNECTION WITH THE EXCHANGE OFFER ARE BEING MADE SOLELY BY THE OFFER DOCUMENTS AND ONLY TO ELIGIBLE HOLDERS. NO RECOMMENDATION IS BEING MADE BY CATALYST AS TO WHETHER HOLDERS OF THE OLD NOTES SHOULD TENDER THEIR OLD NOTES, GIVE THEIR CONSENT OR SUBSCRIBE TO THE RIGHTS OFFERING. THE RIGHTS OFFERING, IF CONDUCTED, WILL BE CONDUCTED PURSUANT TO A PROSPECTUS AND/OR A REGISTRATION STATEMENT FILED WITH THE APPROPRIATE REGULATORY AUTHORITIES IN CANADA AND THE UNITED STATES THAT IS SEPARATE AND INDEPENDENT FROM THE OFFERING MEMORANDUM RELATING TO THE EXCHANGE OFFER.

Investors:	Media:

Brian Baarda	Lyn Brown
Vice-President, Finance & CFO	Vice-President, Corporate Relations
604-247-4710	604-247-4713

Peter Staiger
Vice-President, Treasurer
604-247-4372